Exhibit (a)(5)(D)

THE FOLLOWING TRANSCRIPT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF THE COMPANY’S COMMON STOCK. THE OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE AND THE RELATED MATERIALS DATED JULY 10, 2007, AS AMENDED OR SUPPLEMENTED FROM TIME TO TIME. STOCKHOLDERS SHOULD READ THE OFFER TO PURCHASE AND THE RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE AND OTHER DOCUMENTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION’S WEBSITE AT WWW.SEC.GOV. STOCKHOLDERS ALSO MAY OBTAIN A COPY OF THESE DOCUMENTS, WITHOUT CHARGE, FROM THE INFORMATION AGENT, GEORGESON INC., BY CALLING TOLL-FREE: 888-605-7548.

Operator

Good morning, ladies and gentlemen. Welcome to Dominion’s Second Quarter Earnings Conference Call. We now have Mr. Tom Chewning, Dominion’s Chief Financial Officer in conference. Please be aware each of your lines is in a listen-only mode. At the conclusion of Mr. Chewning’s prepared remarks, we will open the floor for questions. (OPERATOR INSTRUCTIONS)

Before introducing Tom Chewning, I will turn the call over to Joe O’Hare, Director of Investor Relations.

Joe O’Hare —Dominion Resources, Inc.—Director, IR

Good morning, welcome to Dominion’s second quarter earnings conference call. Before we begin, I would like to highlight our enhanced Investor Relations website that we launched several weeks ago. Key features of the new website include the reorganization and relabeling of navigation to provide more direct access to information, SEC filings in multiple formats and importantly, a new e-mail alert function that will notify you of when we add key publications to the website. During this call, we will refer to certain schedules included in this morning’s earnings release or pages from our second quarter, 2007 earnings release kit. If you have not done so, I encourage you to visit our website, register for e-mail alerts and view our second quarter 2007 earnings documents. Our website address is www.dom.com/investors.

Now for the usual cautionary language. The earnings release and other matters that will be discussed on the call today may contain forward-looking statements and estimates that are subject to various risks and uncertainties. Please refer to our SEC filings, including our most recent annual report on Form 10-K and quarterly report on Form 10-Q for a discussion of factors that may cause results to differ from management’s projections, forecasts, estimates, and expectations.

Also on this call we will discuss the measures about our Company’s performance that differ from those recognized by GAAP. You can find the reconciliation of the non-GAAP measures to GAAP on our Investor Relations website under GAAP reconciliations.

I will now turn the call over to our CFO, Tom Chewning. Tom.

Tom Chewning —Dominion Resources, Inc.—CFO

Thank you, Joe and good morning. Joining me this morning is our Chairman, President and CEO, Tom Farrell and other members of our management team. This morning I will review how our second quarter earnings results continue to reflect the strength of our ongoing businesses, explain significant items that are excluded from operating earnings, discuss briefly our cash flow, liquidity and hedge positions and update you on the status of our actions already taken to reduce debt and repurchase common stock, plus other measures we expect to undertake to complete a recapitalization by year’s end. Tom Farrell will then comment on operational achievements and our business units, update you on legislative and regulatory matters, including our application with the State Corporation Commission to construct electric generation in Southwest Virginia, and the approval of our application to adjust the Virginia jurisdictional fuel factor and upcoming base rate case for Dominion East Ohio, and our outlook regarding the pending sales of our Peoples and Hope LDCs.

Dominion produced operating earnings of $0.89 per share in the second quarter of 2007, compared to $0.80 per share in last year’s second quarter. Higher average relapse prices at E&P were a significant benefit to quarter-over-quarter performance; however, a look at our non-E&P businesses reveals positive results as well. Operating earnings per share from our delivery, energy, and generation businesses grew nearly 10% quarter-over-quarter, primarily as a result of customer growth, favorable utility weather and strong contributions in our emergence generation and producer services businesses. Normalizing each period for the effects of weather and unrecovered Virginia fuel expense, operating earnings per share at these remaining core businesses grew nearly 14% quarter-over-quarter, affirming the fundamental positive outlook for Dominion’s future performance.

On a GAAP basis, we reported a loss of $1.52 per share in the second quarter of 2007, compared to earning of $0.46 per share in the second quarter of 2006. Taxes that led to most of the second quarter special items relate to the strategic repositioning of Dominion, primarily the sale of our non-Appalachian E&P assets. Including the effect of discontinuing hedge accounting for hedges on expected production already sold or to be sold, the settlements of our VPP agreements, and other divestiture-related charges, including legal costs, employee-related expenses and deferred tax adjustment.

As an outcome of our strategic asset reviews, we recognize an impairment of our Dresden merchant generating facility, which we intend to sell in the near future. The expected tax loss created by this disposition will partially offset tax gains from our E&P asset sales. Cash from expected sale of Dresden, plus cash from the continued divestiture of Dominion’s capital assets is incorporated in our plans to fund share repurchases. The use of such proceeds was included in our indicative model provided on June 4.

With the passage of legislation this year that returns our electric utility generation operations, the cost of service rate regulation, we reapplied the provisions of FAS 71 to this part of our business activities. As a result, we recorded an extraordinary item related to the reapplication of FAS 71 to our electric utility generation operation.

Finally, the second quarter 2007 and second quarter 2006 results also exclude the discontinued operations of our Canadian E&P operations sold in June and some certain Dominion capital assets held for sale.

After recording a large number of special charges over the last two quarters, we look forward to net gains in the remainder of the year. Outside of items we currently can’t foresee, we expect GAAP earnings to exceed operating earnings for the full-year 2007. A reconciliation of GAAP to operating earnings can be found on Schedules 2 and 3 of the earnings release.

Cash flow from operations continues to be strong at approximately $2 billion year-to-date, which is about equal to the prior-year level. In the second quarter, cash flow from operations was $763 million or $242 million lower than the prior-year second quarter, driven by a temporary decrease in deferred income tax related to divestiture activities.

Normally at this time, I would discuss our credit metrics. However, the effects of divestiture activities on our consolidated financial statements has made it difficult to calculate meaningful measures. We stated on June 4 that our near-term adjusted credit metric targets were approximately 18% for FFO to debt coverage, greater than four-times FFO to interest coverage and in the mid-50% range of debt-to-total capital. We’re confident our planned debt reduction and stock repurchases will deliver our targeted financial metrics as we begin 2008. However, not until the end of 2008 will we have a measure of cash flow or funds from operation or trailing 12 months period that fully reflects the repositioned Company. As a result, we do not plan to report on these metrics until such time.

Our liquidity at the end of the quarter was $1.6 billion. As we said before, the liquidity requirements have been substantially reduced as a result of the sale of most of our oil and gas assets and reduced hedging activities. Later this year, we will determine future views and adjust our credit facilities accordingly.

Since our May 2 disclosure, there have been only minor changes to our natural gas, oil, generation output and coal hedge positions; however, we have updated our generation capacity hedge positions and TJM following the RPM auction for the planning period of June 2008 through May 2009. The 2008-2009 auction planning period, Virginia Power hedged 95% of its capacity needs in advance of the auction at prices averaging less than one-half of the auction clearing price. Combined with hedges already in place, the 2007-2008 auction planning period, 79% of our calendar 2008 capacity requirements were hedged in advance with 21% purchase through the RPM auctions. For our current hedge position, please see the schedules on pages 29, 30 and 31 of the earnings release kit.

It’s only been about 9 months since we announced our plan to change our business mix and substantial progress has been made. Spanning a period of approximately two months, we executed an agreement to sell all of the E&P operations we plan to divest. We have already closed on all of these agreements with the exception of a mid-continent transaction, which is scheduled to close in the coming weeks.

We completed the merger of CNG into Dominion as part of an effort to streamline our corporate structure. We executed a debt tender for $2.5 billion and repaid an additional $700 million of debt and we launched an equity tender for 55 million shares with provisions that allow for the purchase of approximately 7 million additional shares if tendered. Following the previously-mentioned tender, we will acquire the necessary additional amount of shares to achieve our desired 2008 share count to market purchases and/or accelerated share repurchase program.

That concludes our review of the second quarter results. I will now turn the call over to Tom Farrell. Tom.

Tom Farrell —Dominion Resources, Inc.—Chairman, President, CEO

Good morning. I would like to begin with a few words about Dominion’s operations in our ongoing expansion plan. First at Dominion Generation.

Our nuclear fleet continues the excellent operations in the capacity factor excluding planned refuelings of 99.4%. Our Brayton Point coal units achieved the best quarterly performance since we purchased the facility, and we think in its history, with an equivalent ability factor in excess of 95%. OSHA granted voluntary protection program Star status to our Kewaunee plan and renewed for Millstone, making Dominion’s nuclear fleet the only one in the industry to be 100% Star certified. Star status represents the highest level of certification in the program, which promotes work site-based safety and health.

Yesterday, Dominion and Shell Wind Energy announced a second phase to our wind energy project currently under construction in West Virginia. The second phase will consist of 50 turbines producing 100 megawatts for enough electricity for 25,000 homes. It’s expected to go into operation in 2008, subject to receiving necessary permits. This adds to Phase 1, consisting of 82 turbines producing 164 megawatts, which is presently under construction and will be completed next spring.

Following up on announcements during our last earnings call, we have confirmed our Fairless Works upgrade at 120 megawatts with an online date of summer 2008, and Brayton Unit 3 uprate at 15 megawatts and an online date of summer 2012. The Millstone Unit 3 uprate will be 25 megawatts and expected to be online by the end of 2008. Our Lady Smith plant expansion in Virginia received an air permit of 300 megawatts of new gas-fired peaking capacity that should be in operation in late summer of 2008.

Last month, we filed an application with Virginia State Corporation Commission seeking approval to construct a 585 megawatt clean coal-fired plant in Southwest Virginia. This project is the first in Virginia under our new regulatory plan. We have asked for a base rate return on equity of 11.75% plus a 200 basis point rider enhancement because the plant will be built with carbon-capture ready technology. Planned capital expenditures for this facility are $1.6 billion. We expect the plant to be operational in 2012. The plant is also subject to the new mandatory [QUICK] regime in Virginia, beginning in 2009.

At Dominion Energy, the 30 day outage was completed at Cove Point on schedule with 25,000 man hours worked without a single OSHA reportable incident. The outage was for maintenance and work on the expansion. The expansion project, which primarily doubled the storage capacity and maximum daily deliverability, remains on schedule for a fourth quarter, 2008 completion date.

Finally with respect to Dominion Energy, we’re pleased with the results of our recent open season for our storage factory project, integrating new high deliverability salt storage with our existing reservoir storm, will provide Dominion with the unique opportunity to offer storage products to meet individual customer needs, thus the name Storage Factory. The project will expand Dominion’s natural gas for capacity by up to 50 billion cubic feet with initial construction beginning on the first phase in 2009. We expect to negotiate final findings to receive an agreement over the next few months and we’ll provide you with further updates as information develops.

With respect to Dominion Delivery, OSHA reportable incident rates, already at an all-time Dominion low, dropped again versus the second quarter of last year.

Regulated electric revenues continue to grow steadily at 1.5 to 2% per year.

On June 26, the Virginia State Corporation Commission approved a new fuel rate for Dominion Virginia Power to recover the higher cost of fuel used to generate electricity. Effective July 1, fuel expenses in Virginia are passed on to our customers dollar-for-dollar. Any over or under-recovery of actual Virginia Fuel expense will be deferred and incorporated into future fuel factor adjustments. This change eliminates any under-recovery for fuel in our earnings. The after tax under-recovery totaled $364 million in 2006. And $243 million over the first two quarters of 2007.

On July 20, we announced that for the first time since 1994, we will propose a base rate increase at Dominion East Ohio. This is separate from rates that recover our gas costs. By law, gas costs on which Dominion doesn’t earn a profit are borne directly by customers. We expect the rate proceedings to be completed by the second quarter of 2008.

On July 5, we announced the agreement to sell our Peoples and Hope natural gas utilities to Equitable was extended. Prior to this agreement, either Dominion or Equitable could have terminated the agreement after June 30. This extension reflects the commitment each company has made to complete the transaction. With respect to Peoples, on June 1, the Federal Appeals Court granted the FTC request for an injunction pending appeal, while at the same time, giving the case expedited treatment. Parties will file their briefs by the end of August with a hearing expected in late September. We are confident the trial courts decision allowing the transaction to proceed will be affirmed.

In West Virginia, the regulatory process has been delayed since May by the commission’s decision to review past gas purchasing practices by Hope. On July 24, however, the commission ordered a sale of Hope to Equitable and the matter related to Hope’s gas purchasing be separated, clearing the way for regulatory review of the sale to come to a conclusion. As Tom Chewning already mentioned, we have made steady progress in executing our strategic repositioning and are nearing position. This year’s strong results from our core businesses confirm our operating earning outlook for $6.00 or more per share to 2008, with an average annual growth of at least 4% to 6% thereafter. This concludes our prepared remarks.

QUESTION AND ANSWER

Operator

Thank you. (OPERATOR INSTRUCTIONS) Our first question comes from Dan Eggers with Credit Suisse. Please go ahead.

Dan Eggers —Credit Suisse—Analyst

Good morning.

Tom Farrell —Dominion Resources, Inc.—Chairman, President, CEO

Morning.

Dan Eggers —Credit Suisse—Analyst

Just on the gas business, there has been a lot of activity in the gas market lately and you guys are seeing opportunity to expand your gas storage system, can you just give a little comment, the open season sounded good but with inventories getting awfully full, is there any risk to your system from max fill the last few years as far as damage and have you seen any basis differential opportunities like we saw last year?

Paul Koonce —Dominion Resources, Inc.—Dominion Energy

Dan, this is Paul Koonce with Dominion Energy. Our storage operation is very solid. Our customers have specific requirements they’re expected to live up to with both withdrawal and injection rights that they can’t exceed to protect the integrity of those facilities. With respect to market center service revenues which are largely parking and loaning opportunities in the industry, we have seen some of those opportunities and we especially around weather events, we see opportunities to park gas on our system and the loan gas office systems. That is done on the NCS program and is unrelated to our storage.

Dan Eggers —Credit Suisse—Analyst

How does that look this year versus last year? Last year was a good year.

Paul Koonce —Dominion Resources, Inc.—Dominion Energy

Last year was a good year for us. We actually last year placed some facilities into service earlier than the customers expected. We had extra flexibility we were able to bring to market. But that storage is now under a 20-year contract. So those opportunities specifically related to that don’t exist.

Dan Eggers —Credit Suisse—Analyst

Okay. With the decline in natural gas prices, I guess, since when the E&P deals were first coming to announcement, is that going to have any impact on the unwinding of hedges or was the loss in the earnings today, does that reflect the full closure on all of those open positions.

Tom Chewning —Dominion Resources, Inc.—CFO

This is Tom Chewning. It reflects that we closed provisions or have taken alternative positions. There shouldn’t be in the movement to — no opportunity nor downside.

Dan Eggers —Credit Suisse—Analyst

Okay, by way of share repurchases, the clean-up after the tender, those shares can be repurchased few days after the tender end, is that when you guys will be back on the market?

Tom Chewning —Dominion Resources, Inc.—CFO

I wouldn’t want to say that. Instead we can continue to be in an open market and accelerated repurchase program. So, we don’t have a specific day in mind and certainly our review will occur after the results of the tender as to what course we take and how quickly will that be.

Dan Eggers —Credit Suisse—Analyst

Okay, thank you, guys.

Operator

Thank you for your question, sir. The next question comes from Greg Gordon with Citigroup. Please go ahead.

Greg Gordon —Citigroup—Analyst

Thank you. Two questions, one nuts and bolts question, I apologize if you answered this in your comments. The $0.12 quarter-over-quarter apparent drag, what is that related to again?

Steve Rogers —Dominion Resources, Inc.

This is Steve Rogers. Primarily that is more bookkeeping than anything else and it’s related to taxes. There are certain tax adjustments quarter-to-quarter that we just keep at the corporate level rather than push them around to the various segments and last year, some of the adjustments were a positive to us and we didn’t have that positive this year. And then in addition, this year we had some state tax items that were negatives that resulted from our consolidated state tax profile versus the tax profile in our segments and we just kept that at corporate. The key there is looking at our effective tax rate on an overall basis and that we expect that is around 38%. We expect it to stay around 38% for the year. It’s where we park those expenses versus spreading them around.

Greg Gordon —Citigroup—Analyst

Thanks. Next sort of a big-picture question, not sure if can you answer it on the fly here, when we look at the pro forma company, the sort of $6-plus base of earnings for next year, by my math it’s roughly 70% of the earnings should come from your regulated-like businesses and 30% should come from the more power centric or gas and oil centric businesses, your merchant businesses. When I think about the 4 to 6% growth aspiration, earnings growth aspiration, can you give me a sense of what you’re actually embedding as a growth aspiration for your more power and gas centric operation versus what you’re embedding for your more stable regulated or regulated-like businesses?

Tom Farrell —Dominion Resources, Inc.—Chairman, President, CEO

We, Greg, expect the generation business to grow between 5 and 6%, Dominion Energy to grow between 5 and 6% and the delivery business to grow between 3 and 6%.

Greg Gordon —Citigroup—Analyst

But your generation business, the way you that report is sort of becoming sort of difficult for us to use, because generation includes Vepco which is regulated, and then your New England operation which is completely merchant. What I’m asking is when you bifurcate it between merchant, are you expecting a higher growth rate from merchant and a lower growth rate from regulated or are there steep enough capital investment opportunities in the regulated businesses that there is sort of an above-average growth rate?

Tom Farrell —Dominion Resources, Inc.—Chairman, President, CEO

Yes.

Greg Gordon —Citigroup—Analyst

I don’t know if you’re capable of answering that on the call.

Tom Farrell —Dominion Resources, Inc.—Chairman, President, CEO

I give you what our thinking is, and we will have a lot more on information on this in the fall. And you mentioned New England, which I appreciate, but I think folk tend to forget the fact that we have a very significant Midwest fleet as well. Not only in Kewaunee but at Kincaid, State Line, and at Elwood, all of which are under contract that will be expiring in about five years. Almost all, coincidently, at the same time. What you should, I think, expect is in the near-term, meaning the next couple of years, that primarily the growth generation will come from the non-Virginia power side. And as we move into our building program, which we will give more detail on in the future, in Virginia, to meet the requirements of our customers here in this very fast-growing State, you will see more uplift, more earnings growth coming from the regulated generation side. Those are without getting into orders of magnitude, that is directionally what you should see.

Tom Chewning —Dominion Resources, Inc.—CFO

Greg, we hear from even others the need to have some bifurcation of our generation activities between merchants and regulated, et cetera and we intend when we come out with 2008 guidance to have more directional information so that we can see where growth is coming from and see where we’re making money and we certainly are not doing that in 2007, as you know, but we will be improving our disclosure in that regard in 2008. Thank you, gentlemen.

Operator

Thank you for your questions. Our next question comes from Paul Patterson with Glenrock Associates. Please go ahead, sir.

Paul Patterson —Glenrock Associates—Analyst

Good morning.

Tom Farrell —Dominion Resources, Inc.—Chairman, President, CEO

Hi, Paul.

Tom Chewning —Dominion Resources, Inc.—CFO

Good morning.

Paul Patterson —Glenrock Associates—Analyst

I wanted to touch base with you on the hedging in New England. It looks like you have hedged a lot more of your coal and I was wondering when you’re looking at coal prices, the ‘07 versus ‘08, what should we think about the trend there or what can you give us in terms of flavor?

Mark McGettrick —Dominion Resources, Inc.—Generation of Virginia Electric & Power Co.—COO

Paul, it’s Mark McGettrick. As you know, we locked the coal, when we also lock in our energy prices at the same time. You saw since the last call, we locked in about 40% more coal, we locked in more at the same time on spread on energy price. I would say year-over-year I would not look for any significant difference on the coal price piece of it all.

Paul Patterson —Glenrock Associates—Analyst

Okay. And with the Millstone energy head price, you give it for ‘07. You don’t really give it for ‘08. I’m wondering now that you hemmed more of that, is there any ‘08, you — can you give us more flavor on that?

Mark McGettrick —Dominion Resources, Inc.—Generation of Virginia Electric & Power Co.—COO

I think we’ll — we will come out later this year and give an average hit price for the region as we have done in years past. The hedging there again is about 82%. We’re fairly well-hedged, but I think beginning in ‘08, we’ll go ahead and give a number out later this year.

Paul Patterson —Glenrock Associates—Analyst

Okay. And Dresden. What has been the impact so far? How much cash are you expecting to get for it, I guess, and how much — what is the EPS impact of Dresden outside of this write down? What is that — has it been — as it has it been percolating along, I guess, on an operating basis. Have you an expensing depreciation with it or could you give us more flavor on that?

Mark McGettrick —Dominion Resources, Inc.—Generation of Virginia Electric & Power Co—COO

We haven’t depreciated that to the point of not complete. We do certainly have debt associated with the capital we spent that will be in the operating statements. Some of that will remain depending upon the difference between what we get and what debt outstanding. And, of course, we do have some — we expect it to be a loss for tax purposes when we recover some of that loss through offsetting capital gains. I can’t tell you how much we’re going to get for it. Certainly we’re marketing it. We think we will get with the market for a plant that still has a lot of work to do to come into commercial operation.

Paul Patterson —Glenrock Associates—Analyst

Okay, what was the book value of the plant before it got written down, I guess?

Tom Chewning —Dominion Resources, Inc.—CFO

Paul can you call us?

Paul Patterson —Glenrock Associates—Analyst

Oh, okay. Thanks a lot, guys.

Operator

Thank you for your question, sir. The next question — question comes from Daniele Seitz with Dahlman Rose. Please go ahead.

Daniele Seitz —Dahlman Rose and Company—Analyst

Thank you. I just had a little detail question. In the Dominion Generation, you had a tremendous increase in O&M is this special to the first half of this year O&M was up 30%, or is it because you have some special programs, or is it the type of growth rate you’re anticipating.

Joe O’Hare —Dominion Resources, Inc.—Director, IR

No, Daniele. This is Joe O’Hare. The increase in Dominion Generation relates largely to hedge activity associated with our merchant generation assets and it’s actually offset with the corresponding increase in operating revenue and that disconnect is just something we’re working out over time.

Daniele Seitz —Dahlman Rose and Company—Analyst

Okay. So you, as far as the normal numbers that you should be looking for the year, that should be declining?

Joe O’Hare —Dominion Resources, Inc.—Director, IR

I would say that net between what is an O&M and what’s in revenues is largely offsetting. In order to normalize that number, I would need to go back and research that. Maybe we can talk about that later.

Daniele Seitz —Dahlman Rose and Company—Analyst

Okay, great. Thanks a lot. I was wondering also, Dominion Energy’s basically regulated. What type of (inaudible) is it providing at this time on a 12-month basis.

Paul Koonce —Dominion Resources, Inc.—Dominion Energy

Yes, Daniele, this is Paul Koonce. About the Cove Point and Dominion gas transmission, we have recently reached rate case settlements with our customers which we think that give us an attractive return, but those settlements didn’t have delays on actual return on equity. But suffice it to say, we’re pleased with the settlements and they remain in place until 2010 and 2011. Dominion, less the transmission will probably be filing a rate case in the next year, 18 months, consistent with the investments we’re making on reliability on the transmission side. There are publications out there where people go into (inaudible) and try to get in and understand what pipeline returns are, our are good. We have been ranked at the top of the pipeline segment in terms of returns. I’d say in the high teens, low 20s.

Daniele Seitz —Dahlman Rose and Company—Analyst

And in terms of growth rates that particular section, you’re looking at, I mean this seems to be like higher returns, given the fact that you’re expanding and you’re getting rate increases. Do you feel that the next 12 to 18 months should prove to be, to show a little more of a growth than what you are anticipating on a normalized basis?

Paul Koonce —Dominion Resources, Inc.—Dominion Energy

Well, since the CNG/Dominion merger, we have been able to double the rate base at the pipeline over the last six years. So we’ve made significant investments. We believe in the next six, seven years we can double that rate base again, buy investments and pipeline and storage and electric transmissions. The growth rate that Tom Farrell cited earlier, 5 to 6% for energy, we certainly think is achievable.

Daniele Seitz —Dahlman Rose and Company—Analyst

Great. Thanks a lot.

Operator

Thank you for your question, ma’am. (OPERATOR INSTRUCTIONS) Our next question comes from Hugh Wynne with Sanford Bernstein. Sir, please go ahead.

Hugh Wynne —Sanford Bernstein—Analyst

Morning.

Tom Farrell —Dominion Resources, Inc.—Chairman, President, CEO

Morning.

Hugh Wynne —Sanford Bernstein—Analyst

In your write-up of the quarter results and in your commentary on this call had portrayed the earnings of the remaining utility businesses, excluding E&P, as fairly robust, and yet it doesn’t seem to square with my calculations. I wanted to understand the difference in perspective. When I take your operating earnings and I back out E&P, the remaining businesses are earning $0.47 and that is down from $0.54 last year, a decline of 13. A lot of that is due to this build up in corporate. Why is this, in your view, a good quarter opposed to a bad quarter? If there is something in this corporate expense that is going to go away, that’s not recurring and therefore should be discounted. I don’t understand.

Joe O’Hare —Dominion Resources, Inc.—Director, IR

Right, this is Joe, in the computation of those statements, what we thought were the three business segments, delivery, energy and generation, okay, normalized them for weather and fuel and without that, they grew nearly 10%.

Hugh Wynne —Sanford Bernstein—Analyst

Why exclude corporate? Isn’t it staying with you, isn’t it?

Joe O’Hare —Dominion Resources, Inc.—Director, IR

That’s right, it excludes corporate for two reasons. One, the reasons that Steve Rogers mentioned, regarding how we park non-recurring tax impact at corporate, so they are sustained at the business unit level, but also, there is a lot of interest expense at corporate that really is going to go away with the divestiture of E&P. We felt it inappropriate to include corporate in that reconciliation.

Hugh Wynne —Sanford Bernstein—Analyst

But comparing to last year, we’re dealing with the same level of interest expense. What is it about the taxes that merits their exclusion?

Steve Rogers —Dominion Resources, Inc.

Hugh, this is Steve again. I would say that the taxes are really just things that get our rates to where it is on an overall basis and I think we will have an ongoing rate of around 38%. I think you will see these variances probably declining over time or maybe we’ll push them out in the future so they don’t stick out. They get to our 38% rate.

Hugh Wynne —Sanford Bernstein—Analyst

Isn’t your rate this quarter around 37%?

Steve Rogers —Dominion Resources, Inc.

Well, 37.5, around 38%. I think it’s 37.7, something like that.

Hugh Wynne —Sanford Bernstein—Analyst

Can you all give me clarity on the likely timing of the sale of Peoples and Hope and what are the remaining hurdles?

Tom Farrell —Dominion Resources, Inc.—Chairman, President, CEO

We have extended the agreement with Equitable to September 1 for the stipulation that we would negotiate from there the possibility of extending this to November 1. We expect the Federal court proceedings in Pennsylvania to clear the sale of Peoples either late in the third quarter or during the fourth quarter. And with respect to Hope, we expect that to come out of the regulatory commission within the next two months. There is a Pennsylvania Commission approved the sale of Peoples and the Federal Trade Commission objects to that. We won that in the district court, we expect to win that in the appellate court. In West Virginia, we’re still awaiting the West Virginia Public Utilities Commission’s approval.

Hugh Wynne —Sanford Bernstein—Analyst

Is your hope to sell them both this year as previously or expected on schedule?

Tom Farrell —Dominion Resources, Inc.—Chairman, President, CEO

Yes.

Hugh Wynne —Sanford Bernstein—Analyst

Yes?

Tom Farrell —Dominion Resources, Inc.—Chairman, President, CEO

Yes. We expect to close them both this year.

Hugh Wynne —Sanford Bernstein—Analyst

All right, thank you very much.

Operator

Thank you for your question, sir. The next question comes from Steve Fleischman with Catapult Partners. Please go ahead.

Steve Fleischman —Catapult Partners—Analyst

Hi, you guys talked about potentially reviewing your dividend policy once the E&P sales were complete, with a look to a higher payout. Can you touch on where you were on that and look at raising potentially the payout?

Tom Farrell —Dominion Resources, Inc.—Chairman, President, CEO

Steve, we are, as we said before, we want to see, get the share count down to where it belongs, once we finish the dispositions and the tender, whatever is left, left to do after the tender. We expect to have a dividend rate that is more comparable payoffs, dividends, a payoff ratio comparable with our peers and as we said in the past, that would give us room for perhaps a 10% increase in the dividends. We will review that with our Board in the fall with an expectation that something would happen after that. May not be this fall, may be next year. We will have to see how that works its way through. We want to get the share count where it belongs first. But that is how it should occur this year.

Steve Fleischman —Catapult Partners—Analyst

Yes. One question on the share count, I think you provided your guidance for ‘08 at a time the stock was about $88. Should we assume that you would have used at least that or something higher than that when you gave your guidance for ‘08?

Tom Chewning —Dominion Resources, Inc.—CFO

Yeah I tonight think that the share price is going to change the outlook. The share price is not too, doesn’t create too much sensitivity to earnings one way or another. For every dollar in buy back price, the earnings moves $1.25 for ‘08 and we certainly didn’t use artificially low numbers to figure out what we thought we would make.

Steve Fleischman —Catapult Partners—Analyst

Okay. Thanks, guys.

Tom Chewning —Dominion Resources, Inc.—CFO

Thank you, Steve.

Operator

Thank you for your question. The next question comes from Paul Fremont with Jeffries. Sir, please go ahead.

Paul Fremont —Jeffries—Analyst

Two quick things. One is the second half under or over recovery on fuels, does that work out to be like $24 million based on the first purchase order being down like 145 or is that incorrect?

Tom Chewning —Dominion Resources, Inc.—CFO

The fuel under-recovery, Paul?

Paul Fremont —Jeffries—Analyst

Right for the second quarter.

Tom Chewning —Dominion Resources, Inc.—CFO

The fuel under-recovery on an after-tax basis was $118 million.

Paul Fremont —Jeffries—Analyst

Just for the quarter?

Tom Chewning —Dominion Resources, Inc.—CFO

Yes. That compares — and the first quarter was 125 million and the total is 243 for the first two quarters as Tom Farrell mentioned in his prepared remarks.

Paul Fremont —Jeffries—Analyst

Okay.

Tom Chewning —Dominion Resources, Inc.—CFO

We added a schedule to our website this morning under supplemental schedules and it provides the history of the under-recovered fuel expenses by quarter and by year on a pre- and after-tax basis. I think you can take a look at that.

Paul Fremont —Jeffries—Analyst

Great and the second question would be with respect to rate cases at Vepco, if the general rate, if you file a general rate case, let’s say sometime in the first half of 2009, would it be reasonable to assume a new rate following the filing of the general rate case would probably not go into affect until some time in 2010.

Steve Rogers —Dominion Resources, Inc.

I think the legislation calls for it to go into effect into the latter part of ‘09. I will have to check that for you, but I believe that is the case.

Paul Fremont —Jeffries—Analyst

The regulation would have new rates by the time 2010 begins?

Steve Rogers —Dominion Resources, Inc.

Yes. Yes.

Paul Fremont —Jeffries—Analyst

Thank you.

Operator

Thank you for your question, sir. Ladies and gentlemen, we have reached the end of our allotted time. Mr. Chewning, do you have closing remarks?

Tom Chewning —Dominion Resources, Inc.—CFO

Thank you, Lindsay. Due to the fact that we must conclude several pro forma statements in our 10-Q related to our E&P divestures, we will be filing our 10-Q on or before Thursday, August 9. The third quarter earnings release is scheduled for Thursday, November 1, 2007. We would like to thank everyone for joining us this morning and we look forward to talking to you in November. Good day.

Operator

Thank you, that does conclude today’s teleconference. You may now disconnect your lines. Please have a wonderful day. Thank you.